Exhibit 99.1

Bitauto Announces Third Quarter 2012 Results

BEIJING, November 8, 2012 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the third quarter ended September 30, 20121.

Third Quarter 2012 Highlights

•	Revenue in the third quarter of 2012 was RMB276.4 million (US$44.0 million), a 56.4% increase from the corresponding period in 2011.

•	Gross profit in the third quarter of 2012 was RMB202.3 million (US$32.2 million), a 64.2% increase from the corresponding period in 2011.

•	Operating profit in the third quarter of 2012 was RMB34.8 million (US$5.5 million), a 54.7% increase from the corresponding period in 2011.

•	IFRS profit in the third quarter of 2012 was RMB32.7 million (US$5.2 million), a 35.2% increase from the corresponding period in 2011.

•	Non-GAAP profit in the third quarter of 2012 was RMB36.6 million (US$5.8 million), a 26.6% increase from the corresponding period in 2011.

•

The Company had 8,615 subscribers of EP (known as Easypass prior to August 31, 2012), its online marketing platform for new cars, and 2,118 used car dealer customers, as of the nine months ended September 30, 2012.

“We saw encouraging results in the third quarter with year-over-year revenue growing 56.4%,” commented Mr. William Li, chairman and chief executive officer of Bitauto. “During the third quarter, we focused on improving our EP platform and enhancing its integrated online marketing and CRM services. As of the end of August, we had successfully transferred all of our new car customers, which were previously serviced on the Easypass platform, to our EP platform. In the third quarter, the dispute over the Diaoyu Islands between China and Japan also had a negative impact on the online spending of our Japanese automobile customers and this had a minor impact on Bitauto’s performance during the quarter. Going forward, we will continue to closely monitor the impact of the dispute on China’s auto industry.”

[1]	This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.2848 to US$1.00, the effective noon buying rate as of September 28, 2012 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. Li continued, “On November 2, we announced that certain of Bitauto’s early shareholders entered into definitive agreements with AutoTrader Group, Inc., operator of the largest digital automotive marketplace in the United States, as well as Bitauto’s senior management team. The transactions are expected to close this month, subject to the satisfaction of customary closing conditions. We are delighted to welcome AutoTrader Group as an important strategic investor in Bitauto. AutoTrader Group’s industry leadership in the United States makes them an ideal partner for Bitauto. We are confident that this cooperation between AutoTrader Group and Bitauto will create significant opportunities and drive long-term shareholder value by bringing together leaders in the two largest automobile markets in the world.”

“We delivered solid growth in the third quarter thanks to our sustained focus on improving the offerings of our business segments and raising awareness of our brands,” said Andy Zhang, chief financial officer of Bitauto. “Our strong top line performance helped drive a healthy increase in operating profit of 54.7% from the corresponding period in 2011. Our commitment to investing in the core growth drivers of our business continues to generate good results. Going forward, we will maintain our focus on our core growth strategies to further improve profitability.”

Recent Updates

As of September 30, 2012, the Company had a total of 41,640,890 ordinary shares, with 24,862,527 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Basic and diluted per ADS figures for the third quarter of 2012 were calculated using a weighted average of 39,432,710 and 40,124,988 ADSs, respectively.

Third Quarter 2012 Results

Revenue by Business Segment

RMB000s (unaudited)	Three months ended
	September 30, 2011	% of Total Revenue	September 30, 2012	% of Total Revenue	% Change
bitauto.com business	125,228	70.9%	222,895	80.7%	78.0%
taoche.com (formerly ucar.cn) business	7,960	4.5%	5,024	1.8%	(36.9%)
Digital Marketing Solutions	43,534	24.6%	48,492	17.5%	11.4%

Total revenue	176,722	100.0%	276,411	100.0%	56.4%

Cost of Revenue by Business Segment

RMB000s (unaudited)	Three months ended
	September 30, 2011	% of Total Cost of Revenue	September 30, 2012	% of Total Cost of Revenue	% Change
bitauto.com business	25,319	47.3%	44,934	60.6%	77.5%
taoche.com (formerly ucar.cn) business	10,857	20.3%	8,663	11.7%	(20.2%)
Digital Marketing Solutions	17,326	32.4%	20,516	27.7%	18.4%

Total cost of revenue	53,502	100.0%	74,113	100.0%	38.5%

Gross profit margin	69.7%		73.2%

Bitauto reported revenue of RMB276.4 million (US$44.0 million) for the third quarter of 2012, representing a 56.4% increase from the corresponding period in 2011. The increase in revenue was primarily attributable to the growth of the bitauto.com business.

Cost of revenue for the third quarter of 2012 was RMB74.1 million (US$11.8 million), representing a year-over-year increase of 38.5% from RMB53.5 million (US$8.5 million). Cost of revenue as a percentage of revenue in the third quarter of 2012 was 26.8%, compared to 30.3% in the corresponding period in 2011.

Gross profit for the third quarter of 2012 was RMB202.3 million (US$32.2 million), representing a 64.2% increase from the corresponding period in 2011.

Revenue from the bitauto.com business for the third quarter of 2012 was RMB222.9 million (US$35.5 million), representing a 78.0% increase from the corresponding period in 2011. The increase was attributable to an increase in dealer subscription revenue, as well as an increase in advertising revenue resulting from better brand recognition of the bitauto.com website.

Cost of revenue for the bitauto.com business for the third quarter of 2012 was RMB44.9 million (US$7.2 million), representing a year-over-year increase of 77.5% from RMB25.3 million (US$4.0 million). This increase was mainly due to the purchase of handheld devices, which support our digital point-of-sales system, on behalf of our auto dealer customers of Bitcar. Cost of revenue as a percentage of revenue in the third quarter of 2012 was 20.2%, same as in the corresponding period in 2011.

Gross profit from the bitauto.com business for the third quarter of 2012 was RMB178.0 million (US$28.3 million), representing a 78.1% increase from the corresponding period in 2011. The increase was mainly due to enhanced sales efficiency and scalability of the bitauto.com business.

Revenue from the taoche.com business for the third quarter of 2012 was RMB5.0 million (US$0.8 million), representing a 36.9% decrease from the corresponding period in 2011. This decrease was the result of sales policy adjustments.

Cost of revenue for the taoche.com business for the third quarter of 2012 was RMB8.7 million (US$1.4 million), representing a year-over-year decrease of 20.2% from RMB10.9 million (US$1.7 million). This was mainly due to a decrease in fees paid to partner websites to distribute dealer customers’ used automobile listing information.

Gross loss from the taoche.com business for the third quarter of 2012 was RMB3.6 million (US$0.6 million), compared to a gross loss of RMB2.9 million (US$0.5 million) in the corresponding period in 2011.

Revenue from the digital marketing solutions business for the third quarter of 2012 was RMB48.5 million (US$7.7 million), representing an 11.4% increase from the corresponding period in 2011, which reflects an increase in spending on advertising and events by customers.

Cost of revenue for the digital marketing solutions business for the third quarter of 2012 was RMB20.5 million (US$3.3 million), representing a year-over-year increase of 18.4% from RMB17.3 million (US$2.8 million). The increase was mainly due to higher-direct-cost services accounting for a larger percentage of services provided to digital marketing solutions customers.

Gross profit from the digital marketing solutions business for the third quarter of 2012 was RMB28.0 million (US$4.5 million), representing a 6.7% increase from the corresponding period in 2011.

Selling and administrative expenses were RMB151.9 million (US$24.2 million) for the third quarter of 2012, representing an increase of 64.5% from the corresponding period in 2011. This increase was primarily attributable to an increase in expenses related to the Company’s search engine and navigation site marketing efforts, as well as an increase in selling and administrative headcount and employee salaries and benefits.

Product development expenses were RMB15.5 million (US$2.5 million) for the third quarter of 2012, an 85.6% increase from the corresponding period in 2011. The increase was primarily due to an increase in research and development personnel-related expenses and an increase in product development headcount.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB3.8 million (US$0.6 million) in the third quarter of 2012, compared to RMB4.7 million (US$0.7 million) in the corresponding period in 2011. The decrease was mainly due to the use of the accelerated amortization method for allocating share-based payment expenses.

Operating profit in the third quarter of 2012 was RMB34.8 million (US$5.5 million), representing a 54.7% increase from the corresponding period in 2011. The increase was primarily due to business scalability.

Income tax expense in the third quarter of 2012 was RMB5.1 million (US$0.8 million), compared to an income tax expense of RMB5.3 million (US$0.8 million) in the corresponding period in 2011.

IFRS profit in the third quarter of 2012 was RMB32.7 million (US$5.2 million), a 35.2% increase from the corresponding period in 2011. Basic and diluted profit per ADS, each representing one ordinary share, in the third quarter of 2012 amounted to RMB0.83 (US$0.13) and RMB0.82 (US$0.13), respectively.

Non-GAAP profit in the third quarter of 2012 was RMB36.6 million (US$5.8 million), a 26.6% increase from the corresponding period in 2011. Non-GAAP basic and diluted profit per ADS in the third quarter of 2012 amounted to RMB0.93 (US$0.15) and RMB0.91 (US$0.14), respectively.

As of September 30, 2012, the Company had cash and cash equivalents of RMB506.4 million (US$80.6 million). Cash from operating activities, cash used in investing activities such as capital expenditures, and cash used in financing activities in the third quarter of 2012 were RMB29.1 million (US$4.6 million), RMB8.6 million (US$1.4 million), and RMB0.3 million (US$0.04 million), respectively.

Gross billings2 in the third quarter of 2012 was RMB398.4 million (US$63.4 million), compared to RMB312.6 million (US$49.7 million) in the corresponding period in 2011.

Bills Receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB45.7 million (US$7.3 million) as of September 30, 2012, compared to RMB74.5 million (US$11.9 million) as of December 31, 2011.

Trade receivables was RMB585.8 million (US$93.2 million) as of September 30, 2012, compared to RMB433.8 million (US$69.0 million) as of December 31, 2011. This increase was due to an increase in gross billings.

The number of employees totalled 1,913 as of September 30, 2012, representing a 25.0% increase from the same period in 2011. The increase in headcount was primarily due to the year-over-year expansion of the Company’s sales network from 92 to 132 locations.

[2]

For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

Fourth Quarter 2012 Outlook

Bitauto currently expects to generate revenue in the range of RMB310.0 million (US$49.3 million) to RMB320.0 million (US$50.9 million) in the fourth quarter of fiscal year 2012, representing a 36.1% to 40.5% year-over-year increase. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB1.10 (US$0.17) to RMB1.22 (US$0.19) in the fourth quarter of 2012.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call today, November 8, 2012 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-3541-231

Hong Kong:	+852-2475-0994 or 800-930-346

China:	400-6208-038 or 800-8190-121

International:	+65-6723-9381

Conference ID:	44091522

A replay of the conference call may be accessed by phone at the following numbers until November 15, 2012:

US:	+1-866-2145-335

International:	+61-2-8235-5000

Conference ID:	44091522

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and taoche.com (formerly ucar.cn) websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals and search engines operated by Tencent, Netease, and Baidu, as well as social networking websites Renren and Kaixin.

Bitauto manages its businesses in three segments, namely bitauto.com business, taoche.com business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website as well as partner websites and search engines. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s taoche.com website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for fourth quarter of 2012 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to share-based payments. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

San Francisco

Patricia Graue

Brunswick Group LLP

Tel: +1 (415) 671 7676

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	September 30, 2011 Unaudited	September 30, 2012 Unaudited

Revenue	176,722,174	276,410,654
Cost of revenue	(53,502,348)	(74,112,815)

Gross profit	123,219,826	202,297,839

Selling and administrative expenses	(92,334,498)	(151,919,477)
Product development expenses	(8,372,574)	(15,540,651)

Operating profit	22,512,754	34,837,711

Other income	6,815,327	3,851,247
Other expenses	(942,907)	(1,855,295)
Interest income	1,116,030	1,708,348
Interest expense	—	(531,894)
Changes in fair value of financial assets	—	(165,783)
Share of profit of an associate	(54,168)	(549)

Profit before tax	29,447,036	37,843,785

Income tax expense	(5,250,556)	(5,123,125)

Profit for the period	24,196,480	32,720,660

Total comprehensive income for the period	14,385,495	33,934,296

Other Financial Data (unaudited)
Non-GAAP profit for the period	28,893,956	36,568,606

Reconciliation of IFRS profit to non-GAAP profit

	For the Three Months Ended
	September 30, 2011 Unaudited	September 30, 2012 Unaudited
Profit for the period	24,196,480	32,720,660
Share-based payments	4,697,476	3,847,946

Non-GAAP profit for the period	28,893,956	36,568,606

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2011 Audited	September 30, 2012 Unaudited

Assets
Trade receivables	433,782,917	585,773,683
Bills receivables	74,539,413	45,681,204
Cash and cash equivalents	601,377,150	506,446,773
Other current assets	49,500,055	83,836,518
Non-current assets	142,120,417	185,788,217

Total assets	1,301,319,952	1,407,526,395

Liabilities
Trade payables	201,125,551	225,873,024
Other current liabilities	204,635,161	247,132,453
Non-current liabilities	9,697,740	7,893,146

Total liabilities	415,458,452	480,898,623

Total equity	885,861,500	926,627,772

Total liabilities and equity	1,301,319,952	1,407,526,395